

Mail Stop 4720

April 11, 2016

Via E-mail
Mr. Matthew M. Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re: Catalent, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 2, 2015**
> **Form 8-K dated February 9, 2016**
> **Filed February 9, 2016**
> **File No. 001-36587**

Dear Mr. Walsh:

We have reviewed your March 9, 2016 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to the comment in our February 24, 2016 letter.

Form 8-K filed February 9, 2016
Exhibit 99.1 Earnings release dated February 9, 2016
Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

1. We acknowledge your response to prior comment 5. Although it may be informative for investors to understand the expected income taxes to be paid in any given period, it is unclear to us why your after-tax non-GAAP performance measure does not reflect the full income tax consequences of your pre-tax non-GAAP income/(loss). As a result, please tell us what your adjusted net income/(loss) would have been for each of the last three fiscal years and subsequent interim periods had you included the full income tax consequences of your pre-tax measure. Separately represent to us that, in your next press release, you will reflect the full income tax consequences and present the re-casted information requested above.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance